Exhibit (12)(b)

Eastman Kodak Company and Subsidiary Companies

Computation of Pro Forma Ratio of Earnings to Fixed Charges

(in millions, except for ratios)

	Nine Months Ended September 30, 2003	Year Ended December 31, 2002
Earnings from continuing operations before provision for income taxes	$208	$946
Adjustments:
Minority interest in income of subsidiaries with fixed charges	18	17
Undistributed losses of equity method investees	33	107
Interest expense	104	173
Interest component of rental expense (1)	41	53
Amortization of capitalized interest	20	28

Earnings as adjusted	$424	$1,324

Fixed charges:
Interest expense	104	173
Interest component of rental expense (1)	41	53
Capitalized interest	2	3

Total fixed charges	$147	$229
Pro forma adjustments:
Estimated net increase in interest expense from refinancing	16	22

Total pro forma fixed charges	$163	$251

Pro forma ratio of earnings to fixed charges	2.6x	5.3x

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.